UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 6)




                                MC SHIPPING INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE

 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   55267Q 104
 ------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 ANDREA COLOMBO
                              NAVALMAR (UK) LIMITED
                                 LONDON EC3A 6AU
                                   BEULAH HALL
                                  3 BEULAH ROAD
                                    WIMBLEDON
                                 LONDON SW19 3SB
                                 UNITED KINGDOM
                                +44 0208-540-8777

                                 with a copy to

                             LORENZO BORGOGNI, ESQ.
                             GREENBERG TRAURIG, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                              TEL.: (212) 801-9200
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JULY 30, 2007
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55267Q 104              SCHEDULE 13D/A              Page 3 of 10 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Navalmar Transportes Maritimos LDA
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Portugal

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0% OF COMMON STOCK

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 55267Q 104              SCHEDULE 13D/A              Page 4 of 10 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     CO.FI.PA SpA
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     13-4160637
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Italy

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0% OF COMMON STOCK

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     HC

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 55267Q 104              SCHEDULE 13D/A              Page 5 of 10 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Enrico Bogazzi
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Italy

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         909

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         909

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     909

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     LESS THAN 1.00% OF COMMON STOCK

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A

                                INTRODUCTORY NOTE

         This Amendment No. 6 (this "Statement") is filed by Navalmar Transportes Maritimos LDA, a corporation organized under the laws of the Republic of Portugal ("Navalmar"), CO.FI.PA SpA, a corporation organized under the laws of the Republic of Italy and the majority stockholder of Navalmar ("CO.FI.PA"), and Mr. Enrico Bogazzi, the majority stockholder of CO.FI.PA (and a former director of the Issuer (as defined below)), and amends the Schedule 13D filed on May 14, 2004, as amended by Amendment No. 1 filed on August 19, 2005, Amendment No. 2 filed on October 12, 2005, Amendment No. 3 filed on December 1, 2005, Amendment No. 4 filed on December 22, 2005, and Amendment No. 5 filed on July 28, 2006 (as so amended, the "Schedule 13D"). This Statement relates to shares of common stock, par value $0.01 per share ("Common Stock"), of MC Shipping Inc., a corporation organized under the laws of the Republic of Liberia (the "Issuer").

ITEM 4.  PURPOSE OF TRANSACTION

                  Item 4 of the Schedule 13D is hereby amended by adding the following paragraph as the second-to-last paragraph of such item:

                  On July 30, 2007, Navalmar, Weco-Rederi Holding A/S, a corporation organized under the laws of the Kingdom of Denmark ("WRH"), and Mast Acquisition Ltd., a Bermuda exempted limited company (the "Purchaser"), entered into a Securities Purchase Agreement (the "Purchase Agreement"), pursuant to which, on such date (the "Closing Date"), Navalmar sold to the Purchaser 4,226,448 shares of Common Stock, representing all shares of Common Stock of the Issuer beneficially owned by Navalmar (the "Sold Shares"), at a purchase price of $14.25 per share in cash. WRH is wholly owned by Johan Wedell-Wedellsborg, a former director of the Issuer. Pursuant to the Purchase Agreement, on the Closing Date, WRH sold to the Purchaser 849,270 shares of Common Stock of the Issuer. As a result of these transactions, the Purchaser became the beneficial owner of an aggregate 5,075,718 shares of Common Stock, representing approximately 53.37% of the issued and outstanding Common Stock.

                  Concurrently with the consummation of the transactions contemplated by the Purchase Agreement, the Purchaser, Mast Merger Sub Corp., a corporation organized under the laws of the Republic of Liberia and a wholly owned subsidiary of the Purchaser ("Merger Sub"), and the Issuer, entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, it is expected that, in accordance with the terms and subject to the conditions of the Merger Agreement, (i) Merger Sub will be merged with and into the Issuer and the Issuer will continue as the surviving entity of the merger and a wholly owned subsidiary of the Purchaser, and (ii) each issued and outstanding share of Common Stock will be converted into the right to receive $14.25 in cash, without interest. Prior to the meeting held by the Board of Directors of the Issuer to approve the Merger Agreement, each of Messrs. Bogazzi and Wedell-Wedellsborg resigned their positions as directors of the Issuer.

                  The description herein of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is attached hereto as Exhibit 2 and is incorporated in its entirety herein by reference.

                  Also concurrently with the consummation of the transactions contemplated by the Purchase Agreement, and in consideration of the Purchaser's entering into the Purchase Agreement, Mr. Bogazzi entered into a letter agreement (the "Letter Agreement") with WRH, Mr. Wedell-Wedellsborg and the Purchaser. Under the Letter Agreement, Mr. Bogazzi agreed to vote all 909 shares of Common Stock previously granted to him in his capacity as a director of the Issuer in favor of the approval and adoption of the Merger Agreement and any transactions contemplated thereby, and of any "superior proposal" (as defined in the Merger Agreement) that the Purchaser is required to support under the Merger Agreement, and against any other superior proposal and any agreement or action that is intended or could reasonably be expected to prevent, impede, interfere with, delay or postpone the transactions contemplated by the Merger Agreement. Mr. Bogazzi also agreed not to sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell or transfer, any of his shares of Common Stock, other than in connection with the Merger Agreement, without the prior written consent of the Purchaser. In addition, Mr. Bogazzi granted an irrevocable proxy to the Purchaser in accordance with the terms of the Letter Agreement, in the event that he fails for any reason to vote his shares of Common Stock in accordance with the Letter Agreement. WRH (with respect to 583,333 shares of Common Stock held by it in physical form to the extent that they were not transferred to the Purchaser on the Closing Date) and Mr. Wedell-Wedellsborg (with respect to 909 shares of Common Stock previously granted to him in his capacity as a director of the Issuer) undertook similar obligations under the Letter Agreement.

                  The description herein of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement, which is attached hereto as
Exhibit 3 and is incorporated in its entirety herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

                  (a) - (b) Prior to the consummation of the transactions contemplated by the Purchase Agreement, the Reporting Persons could be deemed to have shared beneficial ownership of the Sold Shares, representing approximately 44.44% of the issued and outstanding Common Stock (based on 9,510,017 shares of Common Stock issued and outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007), and to have shared voting and dispositive power with respect to such shares.

                  As a result of the execution of the Purchase Agreement and the Letter Agreement, the Reporting Persons, WRH and Mr. Wedell-Wedellsborg may be deemed to be a "group"
within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and deemed to be the beneficial owners of all of the shares of Common Stock owned by each of them. The Reporting Persons, WRH and Mr. Wedell-Wedellsborg are acting together with respect to the Issuer to the extent, but only to the extent, set forth in the Purchase Agreement and the Letter Agreement. Other than as set forth in the Purchase Agreement and the Letter Agreement, neither the Reporting Persons, WRH nor Mr. Wedell-Wedellsborg have any agreement or understanding with each other as to the Issuer, or any obligation to act together with respect thereto. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any shares of Common Stock held by WRH or Mr. Wedell-Wedellsborg for purposes of Section 13(d) of the Exchange Act, and the Reporting Persons expressly disclaim such beneficial ownership. This Statement constitutes a separate filing by the Reporting Persons in accordance with Rule 13d-1(k)(2) under the Exchange Act, and the Reporting Persons disclaim any responsibility for the accuracy of the information relating to WRH and Mr. Wedell-Wedellsborg and the beneficial ownership of shares of Common Stock held by them. Neither WRH, Mr. Wedell-Wedellsborg nor any of their respective affiliates is a reporting person for purposes of this Statement, and WRH and Mr. Wedell-Wedellsborg are filing a separate statement on Schedule 13G with respect to their beneficial ownership of Common Stock.
..

                  (c) As discussed more fully in Item 4 above, on July 30, 2007, Navalmar entered into the Purchase Agreement, pursuant to which it sold the Sold Shares to the Purchaser for $14.25 per share in cash.

                  (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Sold Shares.

                  (e) Pursuant to the Purchase Agreement, the Reporting Persons ceased to be beneficial owners of more than five percent of Common Stock of the Issuer, and accordingly are no longer subject to the requirement to file a
Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

                  Item 6 of the Schedule 13D is amended and restated in its entirety to read as follows:

                  The information set forth in the Introductory Note to this Statement and in Item 4 above are incorporated into this Item 6 by reference.

                  Except as described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement, dated as of July 30, 2007, among the Reporting Persons.

Exhibit 2 Securities Purchase Agreement, dated as of July 30, 2007, among Navalmar Transaportes Maritimos LDA, Weco-Rederi Holding A/S and Mast Acquisition Ltd.

Exhibit 3 Letter Agreement, dated as of July 30, 2007, among Enrico Bogazzi, Weco-Rederi Holding A/S, Johan Wedell-Wedellsborg and Mast Acquisition Ltd.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 30, 2007


                               NAVALMAR TRANSPORTES MARITIMOS LDA


                               By:/s/ Andrea Colombo
                                  ----------------------------------------------
                                  Name:  Andrea Colombo
                                  Title:  Director


                               CO. FI. PA SpA


                               By:/s/ Enrico Bogazzi
                                  ----------------------------------------------
                                  Name:  Enrico Bogazzi
                                  Title:  Director




                               /s/ Enrico Bogazzi
                               -------------------------------------------------
                               Enrico Bogazzi

                                  EXHIBIT INDEX


Exhibit No.    Description
---------      -----------------------------------------------------------------

Exhibit 1 Joint Filing Agreement, dated as of July 30, 2007, among the Reporting Persons.

Exhibit 2 Securities Purchase Agreement, dated as of July 30, 2007, among Navalmar Transaportes Maritimos LDA, Weco-Rederi Holding A/S and Mast Acquisition Ltd.

Exhibit 3 Letter Agreement, dated as of July 30, 2007, among Enrico Bogazzi, Weco-Rederi Holding A/S, Johan Wedell-Wedellsborg and Mast Acquisition Ltd.